June 8, 2005	[Rackable Systems Logo] 1933 Milmont Drive Milpitas, California 95035 P 408.240.8300 F 408.321.0293 www.rackable.com

VIA FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	Rackable Systems, Inc.
Form S-1 Registration Statement (File No. 333-122576)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective at 5:30 p.m. Eastern Time on June 9, 2005 or as soon thereafter as is practicable.

Very truly yours,

RACKABLE SYSTEMS, INC.

By	/s/ Todd R. Ford
Todd R. Ford Executive Vice President of Operations and Chief Financial Officer

cc:	Tom Barton

Brett D. White, Esq.

Scott Leichtner, Esq.